        March 11, 2013

VIA EDGAR

Karl Hiller
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:         Ivanhoe Energy Inc.
Form 10-K for the Fiscal Year ended December 31, 2011
Filed March 15, 2012
Response Letter dated January 18, 2013
File No. 0-30586

Dear Mr. Hiller:

This letter is being submitted on behalf of Ivanhoe Energy Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 26, 2013, with respect to the above captioned Form 10-K (the “Form 10-K”).

For your convenience, I have set forth each comment from your letter in bold typeface and included the Company’s response below it.

Form 10-K for Fiscal Year Ended December 31, 2011

Business and Properties, page 4

Reserves, Production and Related Information, page 8

1.
We acknowledge your response to comment 8 in our letter dated December 19, 2012, including your explanation supporting the economic producibility of the reserves attributed to the Tamarack Project in Canada as of December 31, 2011. We note you state on page 7 that project advancement is still subject to financing and board sanction. The definition of reserves in Rule 4-10(a)(26) of Regulation S-X requires that there exist or there is a reasonable expectation that there will exist the financing required to implement the project. Please tell us if the Company has sufficient funds or confirmed financing in place to implement the project or provide us with an explanation supporting a reasonable expectation that as of December 31, 2011 the Company has a course of action to obtain the funds necessary to implement the project. Also please tell us what criteria for board sanction remain unsatisfied as of December 31, 2011 and when board sanction and a final investment decision for the project are anticipated.

Karl Hiller
United States Securities and Exchange Commission
March 11, 2013

Response:

The Company acknowledges the Staff’s comment and advises the Staff that the Company, as of December 31, 2011, has a course of action through which it reasonably expects to obtain access to the funds necessary to implement the Tamarack Project. That plan is buttressed by the quality of the asset coupled with an active equity investment and joint venture financing market in the Canadian oil sands.  Historically, the Company has used external sources of funding, such as public and private equity and debt markets and the sale of interests in existing oil and gas properties to fund its projects, and reasonably relies on the same activities to fund the Tamarack project.

The Company also advises the Staff that as of December 31, 2011, the unsatisfied criteria for board sanction of the Tamarack Project are final regulatory approval and committed financing.

The Company’s expectations regarding the timing of the regulatory approval of the Tamarack Project have been disclosed, and are updated as appropriate, in the Company’s recent filings with the Commission.

2.	We note your response to comment 11 in our letter dated December 19, 2012, proposing to include as a revision in the Form 10-K/A the statement

“the Company does not have any proved undeveloped reserves that have remained unconverted to proved developed reserves for longer than five years and all proved undeveloped reserves at December 31, 2011 are expected to be converted to proved developed reserves within five years.”

Please note for purposes of determining the five year period, Item 1203(d) of Regulation S-K identifies the initial disclosure and date thereof as the starting reference date; therefore, the proved undeveloped reserves initially disclosed in a filing should be subject to a development plan resulting in their conversion to proved developed reserves in a period no more than five years thereafter.

Please reassess the extent to which any of the proved undeveloped reserves disclosed as of December 31, 2011 will not be developed within five years since your initial disclosure of these reserves; your analysis should reveal the extent to which proved undeveloped reserves:

•	were disclosed prior to December 31, 2011 but have not been on the books for five or more years and

•
are planned for development within the five year period beginning December 31, 2011 but will have been on the books for five or more years after the date of initial disclosure and by the time of development.

We reissue prior comment 11.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that, after review with our reserves auditors, none of our proved undeveloped reserves as of December 31, 2011 have remained undeveloped for five years or more since their initial disclosure as a proved undeveloped reserve. Additionally, the Company advises that its plan is to convert its proved undeveloped reserves disclosed as of December 31, 2011 to proved developed reserves within five years of their initial disclosure as proved undeveloped reserves. The Company proposes to include the following revisions in the Proved Reserves discussion in the Form 10-K/A:

The Company does not have any proved undeveloped reserves that have remained unconverted to proved developed reserves for longer than five years or more since their initial disclosure as proved reserves and all proved undeveloped reserves as of December 31, 2011 are expected to be converted to proved developed reserves within five years of their initial disclosure as proved developed reserves.

Karl Hiller
United States Securities and Exchange Commission
March 11, 2013

On behalf of the Company, I hereby acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration. If you have any further questions or comments, please contact me at (403) 817-1107, extension #1407.

Sincerely,

/s/ Gerald D. Schiefelbein
Gerald D. Schiefelbein
Chief Financial Officer